NANNACO, Inc.
                        4916 Point Fosdick Dr., Suite 102
                              Gig Harbor, WA 98335

                                  July 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Andrew Schoeffler

      Re:   Nannaco, Inc. (the "Registrant")
            File No. 000-50672

Dear Mr. Schoeffler:

In accordance with your comments in your letter to Nannaco, Inc., dated June 30, 2005 and in connection with the response letter, dated July 11, 2005 submitted by The Otto Law Group, PLLC, on behalf of the Registrant, please accept this letter as Registrant's stated acknowledgement of the following:

      1. Registrant hereby acknowledges that that it is responsible for the adequacy and accuracy of the disclosure in the filing(s);

      2. Registrant further acknowledges that staff comments or changes to the disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

      3. Additionally, Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Nannaco, Inc.


By: /s/ Steve Careaga
     ---------------------
Name: Steve Careaga
Title: Director, President